Exhibit 99.5

NICE Placed in Leaders Quadrant in Leading Industry Analyst Firm’s 2009 Magic
Quadrant for ContactCenter Workforce Optimization

Evaluation based on ability to execute and completeness of vision

Ra’anana, Israel, October 23, 2009, NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that it has been positioned by Gartner, Inc. in the Leaders Quadrant of the October 2009 “Magic Quadrant for Workforce Optimization (WFO)” report.1 Gartner defines Leaders as those companies that “provide functionally broad and deep WFO software solutions that can be deployed and supported globally. The solutions are suitable for all sizes and complexities of enterprises and have broad industry coverage. Revenue is strong, and new references are readily available.”

Contact center workforce optimization (WFO) can have a significant impact on customer experience and operational efficiency. According to Gartner, “By YE09, 30% of large organizations will adopt an integrated strategy for WFO to achieve the associated increases in operational efficiency and customer satisfaction.”

The Gartner report states that “Increased organizational awareness surrounding the value proposition associated with WFO, combined with an expanding set of viable vendors, is fueling market adoption.” Gartner notes, “We estimate that more than 500 contact centers are deploying integrated WFO solutions globally (up from 350 last year) and that revenue from the combined functional domains exceeded $1 billion worldwide in 2008, and is fairing well in the current recession, due to the impact it can have on the customer experience and operational efficiency.”

As defined by Gartner, an integrated WFO solution “enables information, insights, workflow, and core contact center functions to be melded so that they complement and align with the business’ high level strategy.” The report outlines “the key functional domains” of WFO as “Workforce Management (WFM) and strategic planning, call recording and quality management (QM), coaching and e-learning, performance management, surveying, and interaction analytics,” which includes speech analytics. As companies are turning their attention to analytics, “performance management and speech analytics in particular “should not be viewed as luxury “add ons”” but as embedded parts of a fully functional solution, given “the insight they provide.”

The report evaluated NICE for “completeness of vision” and “ability to execute”, which is based in part on the product, service, and the customer experience.

NICE SmartCenter, NICE’s WFO suite of business applications for contact center and enterprise customers includes unique analytics-driven business solutions for addressing specific key business challenges such as first call resolution, average handle time, churn, and customer satisfaction. The NICE business solutions integrate recording, QM, WFM, interaction analytics and more into end-to-end, out-of-the-box solutions that improve operational efficiency, compliance with regulations, sales and marketing effectiveness, and the overall customer experience.

Charles Born, Vice President of Global Marketing at NICE, said, “Today, more than ever, we see contact center and enterprise decision makers looking for a business solution that leverages the WFO functional domains to solve pressing business issues. NICE SmartCenter is an innovative solution that is helping companies maintain and nurture their customer assets, as well as control costs. We are pleased to be acknowledged as a Leader, which we believe is for our unique ability to deliver timely, relevant, and accurate business insights from customer interactions, allowing thousands of organizations worldwide to achieve their strategic and operational goals.”

About The Magic Quadrant
The Magic Quadrant is copyrighted 2009 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner’s analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the “Leaders” quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content – from telephony, web, radio and video communications. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact	NICE Systems	+1 877 245 7448
Galit Belkind	Galit.belkind@nice.com

Investors	NICE Systems	+1 877 245 7449
Daphna Golden	ir@nice.com

NICE Trademarks:
360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.